Stellar Acquisition III Inc.

90 Kifissias Avenue

Maroussi 15125

Athens, Greece

August 15, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Attn: Daniel Morris, Special Counsel

Re:   Stellar Acquisition III Inc.

         Amendment No. 2 to Registration Statement on Form S-1

         Response Dated August 8, 2016

         File No. 333-212377

Dear Mr. Morris:

Stellar Acquisition III Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 11, 2016, regarding Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) previously filed on August 2, 2016.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

1.	We note your statement that the sponsors will waive their right to be repaid. Please file the waiver as an exhibit. If you do not have an executed waiver, please revise to disclose that the sponsors have not waived, and may not, their right to be repaid in the event that the company does not consummate a business combination. In addition, in the event that you are required to repay the loans, disclose the source of funds that will be used for repayment.
In response to the Staff’s comment, we have revised Section 9 of the Letter Agreement among the Company and our officers, directors and security holders (the “Letter Agreement”) to provide that the sponsors will waive their right to be repaid for such loan from funds held in the trust account. However, we may repay such loans from funds held outside of the trust account. We have re-filed the Letter Agreement as Exhibit 10.4 to the Registration Statement.
2.	We note your response to prior comment 3. Please revise to prominently disclose that the terms of the promissory note to be issued in connection with the extension loans have not been negotiated. In addition, please provide appropriate risk factor disclosure to address the risk that the extension loans may not be made on the terms described in the prospectus.
In response to the Staff’s comment, we have revised pages 14 and 26 of the Registration Statement to prominently disclose that the terms of the promissory note to be issued in connection with the extension loans have not been negotiated. In addition, we have revised page 26 of the Registration Statement to address the risk that the extension loans may not be made on the terms described in the Registration Statement.

3.	We note your response to prior comment 5. We also note that Section 9.2(d) appears to govern the company’s obligation to fully redeem shares if a business combination is not consummated. According to Section 9.7, any amendment to the “substance or timing” of that obligation will trigger shareholder redemption rights that are “subject to the Redemption Limitation.” That is, in the event of an amendment, the limitation contained in Section 9.7 appears to mean that the shares may not be fully redeemed. Please revise your prospectus disclosure to clarify how the redemption right would apply or, alternatively, provide further analysis as to why you believe that revisions are not necessary.

In response to the Staff’s comment, we have revised Section 9.7 of the Company’s Amended and Restated Articles of Incorporation (the “Charter”) to clarify that, in the event that the redemption limitation is not met, the Company may not extend the Termination Date. We have re-filed the Charter as Exhibit 3.3 to the Registration Statement.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Prokopios (Akis) Tsirigakis Prokopios (Akis) Tsirigakis Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP

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